ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 801-5499

NEWS RELEASE

December 14, 2006

TSX-V Trading Symbol: **ASX**
OTC BB Trading Symbol: **ASXSF**

ALBERTA STAR MAKES SECOND NEW POLY-METALLIC IOCG COPPER, GOLD, SILVER, COBALT DISCOVERY AT THE K2 TARGET AREA AT CONTACT LAKE.

Alberta Star Development Corp. (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report that the Company has discovered a new large zone of hydrothermal and structurally controlled poly-metallic breccias. The breccias are enriched in copper, gold, silver and cobalt situated on the Company's K2 target site. The K2 target is located on the Contact Lake property, on the south side of Echo Bay. Preliminary drilling of the K2 Target area has yielded significant poly-metallic drill results from a recently completed eight hole drill program. Drilling and fieldwork has confirmed widespread poly-metallic mineralization at several areas at the K2 target. All four drill holes reporting from a recently completed eight hole summer 2006 drill program intersected multiple zones of altered and highly mineralized breccias with disseminated and vein hosted copper, gold, silver, cobalt sulphide mineralization. Assays are pending for an additional 4 holes from the K2 target zone.

Highlights from significant mineralized down hole intervals from the first four holes reporting, include 49.52 meters (162.47 feet) of .25% copper (including 19.5 meters (63.98 feet) of .37% copper, 2.6 g/ton silver and .03% cobalt), 21.45 meters (70.37 feet) of .49% copper and 2.3 g/ton silver, 24.0 meters (78.74 feet)of .40% copper, 3.3 g/ton silver and 0.4 g/ton gold, 2 meters (6.56 feet) of .29% copper, 5.15 g/ton silver and 0.21% cobalt, and 1 meter (3.28 feet) of 3.19% copper, 0.44% lead, 0.75% zinc and 164.8 g/ton silver

The K2 target area is a new discovery in which significant poly-metallic copper, gold, silver and cobalt mineralization was encountered in a preliminary drilling program along a 250 meter strike length to a vertical depth of 300 meters. The mineralized zone remains un-delineated and open at depth and along strike in both directions. The mineralized zone is part of a regionally extensive linear zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The accompanying table gives a summary of drilling highlights and assay results from the initial 4 drill holes of an 8 hole program reporting from the K2 Target Zone, NT. (As of December 11, 2006 the Company is awaiting the assays of four more drill holes from the K2 target area.)

K2 Discovery Zone -Drill Summary

DRILL HOLE RESULTS

	Interval		Length	Copper (Cu)	Silver (Ag)	Cobalt (Co)	Gold (Au)
	From	To					
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)
CLK2-06-01	12.30	13.20	0.90	0.18	0.46	0.00	0.00
	21.18	70.70	**49.52**	**0.25**	**1.86**	0.02	0.04
	49.99	69.52	**19.53**	**0.37**	**2.63**	0.03	0.06
	77.42	88.82	11.40	0.17	1.09	0.00	0.00
	99.24	108.82	9.58	0.34	1.16	0.02	0.02
	136.90	146.20	9.30	**0.42**	0.83	0.01	0.00
	175.40	203.10	27.70	0.20	0.90	0.01	0.00
	245.00	250.20	5.20	**0.28**	3.06	0.00	0.00
	401.92	402.32	0.40	0.02	2.00	0.27	0.00

	Interval		Length	Copper (Cu)	Silver (Ag)	Cobalt (Co)	Gold (Au)
	From	To					
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)
CLK2-06-02	14.10	17.10	3.00	**0.24**	0.63	0.00	0.00
	57.90	59.05	1.15	**0.53**	0.50	0.00	0.00
	264.05	277.00	12.95	0.29	1.95	0.00	0.01
	272.00	276.00	4.00	**0.54**	3.48	0.00	0.03
	282.55	304.00	**21.45**	**0.49**	**2.32**	0.01	0.04
	310.00	312.00	2.00	**0.36**	1.33	0.01	**0.53**
	347.30	347.60	0.30	**2.29**	**8.20**	0.02	**0.20**
	410.50	414.50	4.00	0.18	2.60	0.10	0.08

Drill Hole	Interval From (m)	Interval To (m)	Length (m)	Copper (Cu) (%)	Silver (Ag) (g/ton)	Cobalt (Co) (%)	Gold (Au) (g/ton)	Zinc (Zn) (%)	Lead (Pb) (%)
CLK2-06-03	32.0	40.0	8.0	0.36	1.9	0.03	0.1	0.01	0.00
	68.5	74.5	6.0	0.25	2.3	0.01	0.1	0.01	0.00
	80.0	81.0	1.0	0.53	3.8	0.04	0.2	0.01	0.00
	151.6	154.6	3.0	0.24	6.3	0.10	0.2	0.01	0.00
	267.7	271.8	4.1	0.84	42.3	0.00	0.0	0.20	0.12
	270.2	271.2	1.0	3.19	164.8	0.00	0.0	0.75	0.44
	279.0	295.5	16.5	0.15	6.2	0.01	0.0	0.04	0.02
	300.0	300.5	0.5	0.17	7.6	0.01	0.0	0.07	0.05
	319.5	320.3	0.8	0.45	10.0	0.08	0.0	0.08	0.05
	421.0	445.0	24.0	0.40	3.3	0.01	0.4	0.01	0.00
	421.0	434.0	13.0	0.45	4.7	0.01	0.6	0.01	0.01
	427.5	434.0	6.5	0.73	3.6	0.01	0.9	0.01	0.00
	461.5	469.5	8.0	0.38	3.6	0.01	0.1	0.01	0.00

Drill Hole	Interval From (m)	Interval To (m)	Length (m)	Copper (Cu) (%)	Silver (Ag) (g/ton)	Cobalt (Co) (%)	Gold (Au) (g/ton)
CLK2-06-04	13.00	18.90	5.90	0.23	1.60	0.08	0.14
	38.00	42.50	4.50	0.44	3.26	0.03	0.03
	45.80	58.00	12.20	0.17	0.87	0.01	0.00
	65.90	68.50	2.60	0.67	4.11	0.04	0.08
	95.80	97.20	1.40	0.52	3.16	0.04	0.09
	120.00	122.00	2.00	0.29	5.15	0.21	0.10
	128.65	134.10	5.45	0.25	4.20	0.02	0.05
	175.50	178.80	3.30	0.26	10.37	0.01	0.00
	205.90	208.90	3.00	0.36	3.35	0.00	0.00

Metal values as at today's market price. Gold $628.10 US per ounce, Copper $3.02 per pound, Silver $13.74 US per ounce, Cobalt $30.00 US per pound, Zinc $1.97US per pound, Lead $0.75 US per pound, and Uranium $65.50 US per pound as of December 13, 2006.

Note: True thickness has not been calculated for these holes.

The K2 mineralized breccia is open for drilling along strike for a presently undetermined length, and within a 200 to 300 meter wide horizon. This is the second large poly-metallic IOCG target zone that has emerged within the Eldorado & Contact Lake districts that are characterized by six or more different metals within a target horizon. The K2 Zone will be drill tested in 2007, to determine its potential as a large bulk tonnage prospect.

K2 Target Zone Map- may be viewed by clicking on the following link:

http://www.alberta-star.com/k2discovery.htm

Alberta Star President and CEO, Tim Coupland commented, "We are extremely excited about our 2006 exploration drill results to date. Our drill results are confirming the poly-metallic nature of areas mineralization and demonstrates the widespread distribution of Olympic Dam style IOCG associated mineralization in the Eldorado & Contact Lake districts. The Company has successfully identified two new poly-metallic discovery zones with its drilling and airborne geophysics has identified 18 high priority uranium anomalies. The Company is currently preparing 2007 targets for follow up exploration and drilling.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada's Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 51,473 acres in size. The Eldorado & Contact IOCG + uranium project areas include five past producing high grade silver and uranium mines. This includes he Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are included within the Company's land ownership package. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star's In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663**

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.801.5499
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Lt and Actlabs Laboratories Ltd.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans" "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company's filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.